Exhibit 99.1

New Gold Provides Rainy River Development Update; Project Schedule and Cost Remain in Line with January 2017 Plan

(All dollar figures are in US dollars unless otherwise indicated)

TORONTO, June 27, 2017 /CNW/ - New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) today provides an update on the construction of the company's Rainy River project, located in northwestern Ontario. Both the project schedule and capital cost estimate remain in line with New Gold's updated plan announced in late January 2017. The company continues to target first gold production in September 2017, and the estimated development capital cost from the beginning of this year to the targeted November 2017 commercial production remains $515 million.

Rainy River – Second Quarter 2017 Highlights

•	Project spending in the second quarter expected to be approximately $170 million, with estimated remaining capital to achieve November commercial production of approximately $220 million
•	The mining rate during the second quarter averaged approximately 115,000 tonnes per day despite impact of spring thaw
•	Public comment period for Schedule 2 amendment concluded on June 12th; amendment timeline accelerated to fourth quarter of 2017
•	Commissioning of primary crusher and conveyor system complete, with first crush completed on May 11, 2017 as planned
•	Installation of mechanical, piping, electrical and instrumentation in processing facilities over 95% complete
•	Ball and SAG mill achieved mechanical completion and hand over to operations for commissioning
•	Energization of all key site power lines completed on schedule
•	Overall earthworks over 85% complete

Financial Update

•	Entered into gold price option contracts covering 120,000 ounces of second half 2017 production (20,000 ounces per month) ensuring a guaranteed floor price of $1,250 per ounce while providing continued exposure to increases in the gold price up to $1,400 per ounce
•	June 30, 2017 cash and cash equivalents expected to be approximately $175 million, with approximately $175 million also available under the revolving credit facility

"We are pleased with the solid progress we have made at Rainy River over the last five months," stated Hannes Portmann, President and Chief Executive Officer. "Through the second quarter, our team has both successfully commenced the staged commissioning of our process facility and delivered on our mining plan. As the pit has opened up, our operations team has recently delivered further increases in the mining rate, including several days over 130,000 tonnes per day."

Overall earthworks are over 85% complete and are tracking in line with New Gold's updated plan. Starter cell rock deliveries are scheduled for completion in late August 2017. Energization of all key site overhead power lines and construction of the tailings pipeline corridor have been completed.

All of the key structural components of the process facilities have been finalized and the setting of mechanical equipment and installation of piping, electrical and instrumentation services is close to completion. The primary crusher and conveyor system was successfully commissioned on schedule, and the first crush occurred on May 11, 2017. Commissioning of the ball mill and SAG mill has started and is scheduled to be completed in August 2017. The refining portion of the circuit should be ready to begin commissioning in July 2017. Dry and wet commissioning of the full process circuit is scheduled for August 2017.

The company requires an amendment to Schedule 2 of the Metal Mining Effluent Regulations to close two small creeks and deposit tailings. The proposed amendment was published in Canada Gazette I on May 13, 2017 and was followed by a 30-day public comment period which concluded on June 12, 2017. It is the company's understanding that the comments received during the comment period were all in support of the project proceeding as proposed. In light of the positive comments, the company has revisited the proposed timeline with Environment and Climate Change Canada and expects that adoption of the Schedule 2 amendment will be accelerated to the fourth quarter of 2017.

As previously disclosed, New Gold is presently constructing a starter tailings cell, located within the broader tailings management area, that does not require a Schedule 2 amendment. This will allow New Gold to commence operations prior to completion of the Schedule 2 amendment. Based on its location and scale, the starter cell would provide capacity for approximately six months of production tailings when the mill is operating at full capacity.

In addition, New Gold has finalized the engineering design to construct the creek closures using sheet pile at the centre of the portion of the dam which will cover the creeks. The purpose of this approach is both to reduce the construction time after receipt of the Schedule 2 amendment, and most importantly, to be able to complete the work regardless of weather conditions. New Gold has met with the Ontario Ministry of Natural Resources and Forestry (MNRF) to review the design and has also filed its application for the required permit amendment in support of the design. It is expected that the Ontario MNRF will complete its review of the application during the third quarter of 2017.

Project spending at Rainy River during the second quarter is expected to be approximately $170 million, which would bring the total year-to-date project spending to approximately $295 million. The remaining capital cost to the targeted November commercial production is estimated to be approximately $220 million. Of the remaining expenditure, approximately 45% is related to mining and owner's costs, 45% is related to earthworks, including completion of the starter tailings cell, with the balance of the remaining expenditure related to the completion and commissioning of the process plant.

New Gold continues to look forward to the expected growth in the company's production and cash flow once Rainy River transitions into operation later this year. Rainy River has multiple important asset qualities including its great jurisdiction, significant annual production potential, long estimated reserve life and continued exploration potential.

Financial Update

Earlier this month, New Gold entered into gold price option contracts covering 120,000 ounces of its second half 2017 production (20,000 ounces per month). The company purchased put options at a strike price of $1,250 per ounce which were largely funded by selling call options at a strike price of $1,400 per ounce. The net cost to the company of the gold option contracts was less than $1 million. As announced on April 26, 2017, the company also fixed the price for 43.7 million pounds of the company's second half 2017 copper production at $2.73 per pound. These initiatives increase the company's cash flow certainty during the remaining Rainy River development period and through to its scheduled commercial production later this year.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include among others, statements with respect to: planned development activities for 2017 at the Rainy River project, including the completion and commissioning of the processing facilities; planned preparations for operations at the Rainy River project, including the mining rate, removal of overburden and waste, and storage of water and completion of the tailings facility; the expected production, costs, economics, grade and other operating parameters of the Rainy River project; the capacity of the starter dam; targeted timing for permits, including the amendment to Schedule 2 of the Metal Mining Effluent Regulations; targeted timing for commissioning, start-up, production and commercial production; and targeting timing for development and other activities related to the Rainy River project.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), Annual Information Form and Technical Reports filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River project being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations, including the amendment to Schedule 2 of the Metal Mining Effluent Regulations, being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility study for the Rainy River project being realized; and (10)  in the case of production, cost and expenditure outlooks at the operating mines and the Rainy River project for 2017, commodity prices and exchange rates being consistent with those estimated for the purposes for 2017.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia and Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States, Australia and Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and  maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River project; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; inherent uncertainties with cost estimates and estimated schedule for the construction and commencement of production at Rainy River as contemplated; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for the Rainy River project; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the amendment to Schedule 2 of the Metal Mining Effluent Regulations for the Rainy River project. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses and risks associated with the start of production of a mine, such as Rainy River, (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

SOURCE New Gold Inc.

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For further information: Julie Taylor, Director, Corporate Communications and Investor Relations, Direct: +1 (416) 324-6015, Email: info@newgold.com

CO: New Gold Inc.

CNW 08:00e 27-JUN-17